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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             STORMEDIA INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   862221108
                           --------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)             Page 1 of 8 pages


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                                      13G

CUSIP No. 862221108                                        Page  2  of  5  Pages
                                                                ---    ---
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William J. Almon   SSN:###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                                                 1,265,124
                   (Including 431,250 shares issuable upon exercise of
                   currently outstanding options)
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       6  SHARED VOTING POWER
   EACH
 REPORTING              NONE
  PERSON       -----------------------------------------------------------------
   WITH         7  SOLE DISPOSITIVE POWER

                                                 1,265,124
                        (Same Note as in #5 above)
               -----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 1,265,124
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 9%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        Individual
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer.

                StorMedia Incorporated

Item 1(b). Address of Issuer.

                390 Reed Street
                Santa Clara, CA 95050

Item 2(a). Name of Person Filing.

                William J. Almon

Item 2(b). Address of Residence.

                38 Deep Well Lane
                Los Altos, CA 94022

Item 2(c). Citizenship.

                U.S.A.

Item 2(d). Title of Class of Securities.

                Class A Common Stock

Item 2(e). CUSIP Number.

                862221108

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13(d)-2(b), Check Whether the Person Filing is a-

                Not applicable.

Item 4.    Ownership.

           (a) Amount Beneficially Owned: 1,265,124 (including 431,250 shares issuable upon exercise of currently outstanding options)

           (b) Percent of Class: Approximately nine percent (9%)

        (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote       1,265,124
            (ii)  Shared Power to vote or to direct the vote             0
            (iii) Sole power to dispose or to direct the
                  disposition of                                 1,265,124
            (iv)  Shared power to dispose or to direct the
                  disposition of                                         0

Item 5. Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6. Ownership of More than Five Percent On Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company.

                Not applicable.

Item 8. Identification and Classification of Members of the Group.

                Not applicable.

Item 9. Notice of Dissolution of Group.

                Not applicable.

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


6-28-97                                 /s/ William J. Almon
--------------------                    ---------------------------------------
Date                                    William J. Almon


                           SIGNATURE PAGE TO FORM 13G